SECURITIES . 03001578 SION
Wa. ..., D.C. 20549

5D 2/25/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artisan Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 N. Water St., Ste. 1770
(No. and Street)

RECEIVED FEB 1 9 2003

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence A. Totsky (414) 390-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 E. Wisconsin Ave. (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence A. Totsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artisan Distributors LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L. ROLLINGS NOTARY PUBLIC STATE OF WISCONSIN

Lawrence A. Totsky
Signature

Chief Financial Officer
Title

Jennifer L Rollings
Notary Public
Milwaukee, WI Exp 11/07/04

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Artisan Distributors LLC

Financial Statements and Schedules
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

Artisan Distributors LLC
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Board of Directors and
Member of Artisan Distributors LLC

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Artisan Distributors LLC, a wholly-owned subsidiary of Artisan Partners Limited Partnership, at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 3 and 5, the Company transacts business with an affiliated entity. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly-unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2003

Artisan Distributors LLC
Statements of Financial Condition

		December 31,	
ASSETS		2002	2001
Cash and cash equivalents		$ 114,057	$ 113,838
Prepaid expenses		83,832	73,547
Total assets		$ 197,889	$ 187,385

LIABILITIES AND MEMBER'S EQUITY

	2002	2001
Liabilities:		
Accounts payable	$ 6,000	$ 6,200
Member's equity:		
Paid-in capital	803,554	661,043
Accumulated deficit	(611,665)	(479,858)
Total member's equity	191,889	181,185
Total liabilities and member's equity	$ 197,889	$ 187,385

The accompanying notes are an integral part of the financial statements.

Artisan Distributors LLC
Statements of Operations

	For the Year Ended December 31,	
	2002	2001
Expenses:		
Registration expenses	$ 83,904	$ 75,132
Legal fees	2,092	5,219
Other expenses	45,811	49,875
Total expenses	131,807	130,226
Net loss	$ (131,807)	$ (130,226)

The accompanying notes are an integral part of the financial statements.

Artisan Distributors LLC
Statements of Changes in Member's Equity

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Paid-in capital		
Balance at beginning of period	$ 661,043	$ 522,984
Capital contributions from Artisan Partners	142,511	138,059
Balance at end of period	803,554	661,043
Accumulated deficit		
Balance at beginning of period	(479,858)	(349,632)
Net loss	(131,807)	(130,226)
Balance at end of period	(611,665)	(479,858)
Total member's equity	$ 191,889	$ 181,185

The accompanying notes are an integral part of these financial statements.

Artisan Distributors LLC
Statements of Cash Flows

	For the Year Ended December 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (131,807)	$ (130,226)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in:		
Prepaid expenses	(10,285)	(1,970)
Accounts payable	(200)	(5,725)
Net cash used by operating activities	(142,292)	(137,921)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions from Artisan Partners	142,511	138,059
Net cash provided by financing activities	142,511	138,059
Net increase in cash	219	138
Cash and cash equivalents, beginning of year	113,838	113,700
Cash and cash equivalents, end of year	$ 114,057	$ 113,838

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Artisan Distributors LLC (the "Company") was formed as a limited liability company in the State of Wisconsin on December 11, 1997. The Company's exclusive activity is to act as principal distributor of Artisan Funds, Inc., a registered open-end, diversified, management investment company, presently consisting of seven no-load mutual funds. The Company's sole member is Artisan Partners Limited Partnership ("Artisan Partners"), a registered investment adviser, which acts as the adviser to Artisan Funds, Inc.

The Company commenced operations on October 29, 1998 and is a registered broker-dealer under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company defines cash and cash equivalents as all highly liquid investments subject to insignificant interest rate and market risk with maturities of 90 days or less. Cash and cash equivalents are stated at cost which approximates market.

Prepaid expenses
Prepaid expenses represent registration expenses paid to the National Association of Securities Dealers (NASD) for 2003, and funds on deposit with NASD for future registration and advertising filings. Registration expenses are calculated on a per agent basis. All agents of the Company are officers or employees of Artisan Partners.

Revenue
It is anticipated that the Company will not generate any revenues as distributor of the Artisan Funds, Inc. If any revenues are generated by the Company from any sources, such revenues will be recorded in the financial statements of the Company.

Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimates.

3. Related Party Transactions

All direct expenses attributable to the Company, such as registration, licensing, professional fees and marketing fees are accrued and recorded in the Company's financial statements. Other expenses which are not identified as direct expenses, such as rent, utilities and administrative expenses, or which are not specifically attributable to the Company, are paid directly by Artisan Partners and recorded on the books and records of Artisan Partners.

4. Income Taxes

The Company is considered a division of Artisan Partners for federal and state income tax purposes. Artisan Partners is a partnership and is not subject to federal or state income tax. Accordingly, the Company is not subject to federal or state income tax and no provision for income taxes is required.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. On December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .06 to 1 and net capital was $108,057, which was $83,057 in excess of the minimum capital required of $25,000. Artisan Partners has agreed to make sufficient capital contributions to the Company to keep the Company's net capital from falling below its required minimum net capital requirements.

Artisan Distributors LLC
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Net capital	
Total member's equity	$ 191,889
Total member's equity qualified for net capital	191,889
Total capital and allowable subordinated liabilities	191,889
Deduction of total nonallowable assets	83,832
Net capital before haircuts on securities	108,057
Haircuts on securities	-
Net capital	$ 108,057
Aggregate Indebtedness	
Total aggregate indebtedness liabilities	$ 6,000
Total aggregate indebtedness	$ 6,000
Computation of Basic Net Capital Requirements	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 25,000
Net capital in excess of minimum requirement	$ 83,057
Ratio of aggregate indebtedness to net capital	.06 to 1

Artisan Distributors LLC
Additional Information Required by Rule 17a-5
December 31, 2002

SCHEDULE II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Artisan Distributors LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(l) which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

SCHEDULE III

Reconciliation Pursuant to Rule 17a-5(d)(4)

No differences exist between the audited financial statements of Artisan Distributors LLC and the unaudited Focus Report IIA – Form X-17a-5 as of December 31, 2002.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Member of
Artisan Distributors LLC

In planning and performing our audit of the financial statements and supplemental schedules of Artisan Distributors LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) including the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the

PRICEWATERHOUSECOOPERS

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2003